      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                            HAWAIIAN AIRLINES, INC.

                  (Name of Subject Company and Filing Person)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   419849104

                     (CUSIP Number of Class of Securities)

                              CHRISTINE R. DEISTER
                            EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                            HAWAIIAN AIRLINES, INC.
                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700

                                WITH A COPY TO:

                                JUDITH R. THOYER
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                  and Communications on Behalf of the Bidder)

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                                AMOUNT OF FILING FEE
                    $24,990,000                                            $2,300

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of up to 5,880,000 shares of common stock, par value $0.01 per share (the "Shares"), of Hawaiian Airlines, Inc., a Hawaii corporation (the "Company"), at a price per share of $4.25 in cash.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    None           Filing Party:  N/A

Form or Registration No.:  N/A            Date Filed:    N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third-party tender offer subject to Rule 14d-1.

    /X/  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO relates to the offer by Hawaiian Airlines, Inc., a Hawaii corporation (the "Company"), to purchase up to 5,880,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.01 per share (the "Shares"), at a purchase price of $4.25 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 31, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

    The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to each of the Items 1 through 11 of this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a)(1)(xi) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (b) Not applicable.

    (d) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

    Not applicable.

ITEM 12.  EXHIBITS.

EXHIBIT NUMBER                          DESCRIPTION
--------------  ------------------------------------------------------------
(a)(1)(A)       Offer to Purchase, dated May 31, 2002.

(a)(1)(B)       Letter of Transmittal.

(a)(1)(C)       Notice of Guaranteed Delivery.

(a)(1)(D)       Letter from the Information Agent to Brokers, Dealers,
                Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)       Letter to Clients for use by Brokers, Dealers, Commercial
                Banks, Trust Companies and Nominees.

(a)(1)(F)       Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.

(a)(1)(G) Press Release, dated May 30, 2002 (incorporated by reference to the Schedule TO-C filed by Hawaiian Airlines, Inc. with the Securities and Exchange Commission on May 31, 2002).

(a)(1)(H)       Form of Letter to Shareholders, dated May 31, 2002.

(b)             Not applicable.

EXHIBIT NUMBER                          DESCRIPTION
--------------  ------------------------------------------------------------
(d)(1)(A)       Registration Rights Agreement, dated as of January 31, 1996, by and among Hawaiian Airlines, Inc. and Airline Investors
                Partnership, L.P.

(d)(1)(B) Stockholders Agreement, dated as of June 1996, by and among Airline Investors Partnership, L.P., the Air Line Pilots
                Association, Hawaiian Master Executive Council, the
                Association of Flight Attendants and the International
                Association of Machinists.

(d)(1)(C)       Stock Allocation Agreement, dated as of May 2001, between
                Hawaiian Airlines, Inc. and the Air Line Pilots in the service of Hawaiian Airlines, Inc., as represented by the Air Line Pilots Association, International.

(g)             Not applicable.

(h)             Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2002

                                                       HAWAIIAN AIRLINES, INC.

                                                       By:  /s/ CHRISTINE R. DEISTER
                                                            -----------------------------------------
                                                            Name: Christine R. Deister
                                                            Title:  EXECUTIVE VICE PRESIDENT AND CHIEF
                                                                    FINANCIAL OFFICER

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                   DESCRIPTION
       -------          ------------------------------------------------------------
(a)(1)(A)               Offer to Purchase, dated May 31, 2002.

(a)(1)(B)               Letter of Transmittal.

(a)(1)(C)               Notice of Guaranteed Delivery.

(a)(1)(D)               Letter from the Information Agent to Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)               Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Nominees.

(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(1)(G)               Press Release, dated May 30, 2002 (incorporated by reference to the Schedule TO-C filed by Hawaiian Airlines, Inc. with the Securities and Exchange Commission on May 31, 2002).

(a)(1)(H)               Form of Letter to Shareholders, dated May 31, 2002.

(b)                     Not applicable.

(d)(1)(A)               Registration Rights Agreement, dated as of January 31, 1996, by and among Hawaiian Airlines, Inc. and Airline Investors
                        Partnership, L.P.

(d)(1)(B)               Stockholders Agreement, dated as of June 1996, by and among
                        Airline Investors Partnership, L.P., the Air Line Pilots
                        Association, Hawaiian Master Executive Council, the
                        Association of Flight Attendants and the International
                        Association of Machinists.

(d)(1)(C)               Stock Allocation Agreement, dated as of May 2001, between
                        Hawaiian Airlines, Inc. and the Air Line Pilots in the service of Hawaiian Airlines, Inc., as represented by the Air Line Pilots Association, International.

(g)                     Not applicable.

(h)                     Not applicable.